Exhibit 1

CONSENT OF INDEPENDENT AUDITORS

The Board of Directors
Danka Business Systems PLC:

We consent to incorporation by reference in the registration statement (No. 333-89837) on Form S-8 of Danka Business Systems PLC, of our report dated April 5, 2002, relating to the statements of net assets available for benefits of the Danka Office Imaging Company 401(k) Profit Sharing Plan as of December 31, 2001 and 2000, the related statement of changes in net assets available for benefits for the year ended December 31, 2001 and the related schedule of assets held for investment purposes at December 31, 2001, which report appears in the December 31, 2001 annual report on Form 11-K of the Danka Office Imaging Company 401(k) Profit Sharing Plan.

KPMG, LLP

St. Petersburg, Florida
June 14, 2002